Exhibit 12.2
FIRST INDUSTRIAL, LP
Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	2008		2007		2006		2005		2004
Loss from Continuing Operations before Equity in Income of Other Real Estate Partnerships, Equity in Income of Joint Ventures and Income Taxes from Continuing Operations	(132,941)		(125,113)		(134,101)		(104,735)		(73,264)
Plus:
Distributions from Joint Ventures	51,279		57,614		65,195		52,078		64,193
Gain on Sale of Real Estate	12,061		7,879		6,195		28,686		15,112
Interest expense	111,559		119,314		121,130		108,537		99,067
Rentals Deemed Representative of an Interest Factor	1,357		1,034		912		746		634
Amortization of Deferred Financing Costs	2,879		3,210		2,664		2,122		1,928

Net Earnings	46,194		63,938		61,995		87,434		107,670

Interest Expense	111,559		119,314		121,130		108,537		99,067
Rentals Deemed Representative of an Interest Factor	1,357		1,034		912		746		634
Capitalized Interest	7,775		8,413		5,063		3,271		1,304
Amortization of Deferred Financing Costs	2,879		3,210		2,664		2,122		1,928

Fixed Charges	123,570		131,971		129,769		114,676		102,933

Ratio of Earnings to Fixed Charges		(b)		(b)		(b)		(b)	1.05

(a)	For purposes of computing the ratios of earnings to fixed charges, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from continuing operations before income taxes allocable to continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized, portion of rent expense representative of interest factor, and amortization of deferred financing costs.

(b)	For the years ended December 31, 2008, 2007, 2006 and 2005, the ratio coverage is less that 1:1. The Consolidated Operating Partnership must generate additional earnings of $77,376, $68,033, $67,774 and $27,242 for the years ended December 31, 2008, 2007, 2006 and 2005, respectively, to achieve a ratio coverage of 1:1.